UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: September 29, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the presentation made by Tom Naratil, Group Chief Financial Officer of UBS Group AG, at a conference on September 29, 2015, which appear immediately following this page.

2015 Bank of America Merrill Lynch Banking & Insurance Conference Tom Naratil Group Chief Financial Officer Group Chief Operating Officer 29 September 2015

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and to maintain its stated capital return objective; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties, and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in establishing a US intermediate holding company and implementing the US enhanced prudential standards, completing the squeeze-out of minority shareholders of UBS AG, and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes and other similar changes that have been made previously, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; and (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise. Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s second quarter 2015 report and its Annual report on Form 20-F for the year ended 31 December 2014. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. © UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Key messages 2015 and beyond: unlocking our full potential We continue to adapt our strategic execution to the changing regulatory and market environment The banking industry will require innovative adaptation in order to deliver further efficiencies

Successfully completed the strategic transformation of UBS

Our business are capital-accretive and highly cash-flow generative

Diligently reducing risk since the announcement of our strategy…

RWA
CHF billion, Basel III fully applied



~400
210
30.9.11
30.6.15

Group CET1 ratio
Basel III fully applied



6.2%
14.4%
30.9.11
30.6.15

Non-core and Legacy Portfolio LRD[1]
CHF billion, Swiss SRB fully applied



~293
70
4Q12
2Q15

… has allowed us to generate better quality, recurring and strong risk-adjusted returns in our businesses

PBT contribution by business division[2]
1Q13-2Q15 cumulative



Generating strong risk-adjusted returns under strict resource limits
20%
7%
28%
45%
We expect profit contribution from our wealth management businesses to continue to grow

Operating income (wealth management businesses)
CHF billion, adjusted



7.1
7.2
7.8
5.1
5.3
5.9
1H13
1H14
1H15
76% of income was recurring in 2015

Wealth management businesses | Retail & Corporate | Global Asset Management | Investment Bank | Non-core and Legacy Portfolio | Other

UBS

Adjusted numbers unless otherwise indicated, refer to slide 11 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Leverage ratio denominator, 31.12.12 pro-forma estimate based on period-end balance; 2 Investment Bank further excludes 3Q14 provision for litigation regulatory and similar matters of CHF 1,687 million

3

The world’s leading wealth management franchise UBS is the world’s largest and fastest growing wealth manager1 Invested assets Operating income Profit before tax CHF trillion CHF billion CHF billion +8% CAGR +7% CAGR +14% CAGR 1.9 7.8 2.1 1.8 7.1 7.2 1.7 1.5 6.3 1.7 1.5 0.9 4.1 1.4 0.9 3.9 3.9 0.9 1.6 WM 0.8 3.5 1.3 2 1.1 1.1 0.8 0.9 1.0 3.3 3.3 3.6 WMA 0.8 2.8 0.4 0.5 0.5 0.3 1H12 1H13 1H14 1H15 1H12 1H13 1H14 1H15 1H12 1H13 1H14 1H15 Superior growth prospects and a unique global footprint Adjusted numbers unless otherwise indicated, refer to slide 12 for details about adjusted numbers, Basel III numbers and FX rates in this presentation 1 Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with AuM >USD 500 billion; 2 Including CHF 0.4 billion in charges for provisions for litigation, regulatory and similar matters

Capital strength is the foundation of our success Our highly capital-accretive business model and our strong capital position allow us to adapt to ongoing regulatory change Swiss SRB Basel III CET1 capital ratio Leverage ratio fully applied, CHF billion fully applied, CHF billion Swiss SRB BIS Basel III 14.4% 13.5% USD 1.6 billion AT1 issued in August 2015 expected to increase leverage 11.2% ratio by ~15bps1 ~8.8% 4.2% 4.7% 3.4% 3.6% 2.9% 2.1% 3.2% of which: 3.2% 3.1% 3.0% of which: 2.4% CET1 2.0% CET1 2Q12 2Q13 2Q14 2Q15 2Q12 2Q13 2Q14 2Q15 1Q15 2Q15 Refer to slide 12 for details about adjusted numbers, Basel III numbers and FX rates in this presentation As of 30.6.15, our post-stress fully applied Basel III CET1 capital ratio exceeded 10% 1 Based on 2Q15 figures with USD 1,575 million August 2015 AT1 issuance added to numerator using FX spot rate from issuance date (CHF/USD 0.9839)

Improving resolvability and adapting to regulatory change

Significant progress in adapting our legal entity structure

Capital and dividends

Capital

- Met current fully applied 2019 estimated capital requirements four years early
- Expect to qualify for rebate on progressive buffer requirement
- Issued additional AT1 capital and inaugural TLAC-eligible debt out of UBS Group AG in 3Q15

Dividends

- Successfully completed SESTA squeeze-out procedure in September 2015
- Paid out supplementary capital return of CHF 0.25 per share on 22 September 2015

Key actions and milestones in improving our resolvability


2014
2015
2016
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Group
Completion of strategic transformation
Issue AT1 out of UBS Group AG
Issue TLAC out of UBS Group AG
Incorporation of UBS Group AG
Share exchange
UBS Group AG becomes group holding company
SESTA squeeze-out request
SESTA squeeze-out completed
Creation of UBS Business Solutions AG as UBS Group AG subsidiary
Establish regional and country Business Solution Center subsidiaries
CH
UBS Switzerland AG banking license
UBS Switzerland AG operational
UK
UBS Limited financially self-sufficient
Revised business model implemented
US
Incorporation of US IHC
Align US entities under IHC
US IHC operational
Past
Future

UBS

6

Managing performance and regulatory change

Illustrative example

Actions needed to maintain a 15% adjusted RoTE with increased leverage ratio requirements[1]

	Increase capital	or	Reduce LRD
For 50 bps increase in leverage ratio[1]	... by CHF ~5 billion through combination of • CET1 accretion • AT1 issuance		... by CHF ~120 billion **Service levels and growth impacted**
Actions to offset impact on RoTE	For CHF 5 billion AT1 issuance • Either **cost savings**: CHF ~350 million[2] • Or **increase revenue**: CHF ~1 billion[2,3] For organic CHF 5 billion CET1 increase • Either **cost savings**: CHF ~1 billion[4,5] • Or **increase revenue**: CHF ~2.9 billion[3,4,5] • Dividend policy maintained, capital returns initially restrained		

Most likely actions

- Pricing initiatives
- Incremental efficiency measures
- Balance sheet optimization
- Off-balance sheet alternatives

Measures already in progress

- Non-core and Legacy Portfolio exit: ~30 bps of leverage ratio[1]
- Replacement/grandfathering of maturing Tier 2 instruments with AT1: ~100 bps of leverage ratio[1,6]
- CHF 1.2 billion of CHF 2.1 billion cost savings program in progress through 2017

UBS

1 Using 30.6.15 BIS Basel III fully applied leverage ratio data: a) leverage ratio denominator of CHF 949.3 billion, b) CET1 capital of CHF 30.3 billion, c) AT1 capital of CHF 3.8 billion; 2 Assuming AT1 instruments have a 7% coupon paid annually; 3 Assuming a cost/income ratio of around 65%; 4 Build CET1 capital through retained earnings, with a one-for-one impact on tangible equity; 5 Assuming a tax rate of 25%; 6 Of which ~40 bps by the end of 2018

7

Corporate Center cost reductions ~CHF 0.9 billion net cost reductions using June 2015 annualized exit rate Cumulative annualized net cost reduction1,2 CHF billion CHF 1.4 billion CHF 1.4 billion CHF 0.9 billion (64%) achieved of CHF 0.8 billion (57%) achieved CHF 1.4 billion year-end 2015 target of CHF 1.4 billion year-end 2015 target 1.0 0.9 1.0 0.8 Services and 0.4 0.3 Group ALM Non-core and 0.5 0.5 0.4 0.4 Legacy Portfolio March 2015 monthly June 2015 monthly annualized exit rate annualized exit rate vs. FY13 vs. FY13 = 2015 year-end exit rate target Adjusted numbers unless otherwise indicated, refer to slide 12 for details about adjusted numbers, Basel III numbers and FX rates in this presentation 1 Refer to page 41 of the 2014 annual report for details of our cost reduction targets; 2 Refer to slide 33 for details on net cost reduction progress as of the end of June 2015 including incremental Group Technology investment of ~CHF 0.1 billion which has been self-funded by business divisions via direct cost savings and excluded from Corporate Center –– Services

Evolution of the service and supply chain Banks have the opportunity to participate in the evolution of the supply chain to capture a greater share of savings for their shareholders Emerging ecosystem with increasing network of players which both disaggregate the banking Exchanges supply chain and change dynamics of the demand and supply chain Software & Market • Still fairly fragmented market with attractive growth platform infra- vendors INFRASTRUCTURE structure prospects (although margin pressure in more & PLATFORM PROVIDERS commoditized services) Service & Integrated • Consolidation in business services space; increasing platform solution providers providers industry standardization across data reporting and (horiz.) (verticals) Business processing allow broader application services industry Transaction OUTSOURCE UBS SOLUTION banks • How banks are involved (or can be) Business PROVIDERS Solu- PROVIDERS • Setting up “business solutions” entities to offer tions Indepen- services externally BPO1 dent shared • Competitors could become partners (and vice versa) service centers Advisory/ ITO2 consulting • Opportunity to turn a cost center into a profitable investment as a separate venture; e.g., via a service company 1 Business Process Outsourcing; 2 IT Outsourcing

UBS –– a unique and attractive investment proposition UBS is the world’s largest and fastest growing wealth manager1 Unique global footprint provides exposure to both the world’s largest and fastest growing global wealth pools Leading position across the attractive HNW and UHNW client segments The world’s leading Profitable in all regions including Europe, US, APAC and emerging markets wealth manager Significant benefits from scale; high and rising barriers to entry Retail & Corporate, Global Asset Management and the Investment Bank all add to our wealth management franchise, providing a unique proposition for clients Highly cash generative with a very attractive risk-return profile 10-15% pre-tax profit growth target for our combined wealth management businesses2 UBS capital position is strong –– and we can adapt to change Strong capital • Our fully applied Basel III CET1 capital ratio is the highest among large global banks and we already meet our expected 2019 Swiss SRB Basel III capital ratio requirements position Our highly capital accretive business model allows us to adapt to changes in regulatory capital requirements UBS is committed to an attractive capital returns policy Our earnings capacity, capital efficiency and low-risk profile all support our objective Attractive capital to deliver sustainable and growing capital returns to our shareholders returns policy Our capital returns capacity is strengthened by our commitment to further improve efficiency and our potential for net upward revaluations of deferred tax assets We target to pay out at least 50% of net profits3, while maintaining our strong capital position and profitably growing our businesses 1 Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with AuM >USD 500 billion; 2 Adjusted pre-tax profit, refer to page 41 of the 2014 annual report for detail; 3 Payout ratio of at least 50% conditional on maintaining a fully applied Basel III CET1 capital ratio of at least 13% and at least 10% post-stress

Important information related to this presentation Use of adjusted numbers Unless otherwise indicated, “adjusted” figures exclude the adjustment items, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to page 14 of the 2Q15 financial report for an overview of adjusted numbers. If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying indicative tax rates (i.e., 2% for own credit, 22% for other items, and with certain large items assessed on a case-by-case basis). Refer to page 24 of the 2Q15 financial report for more information. Basel III RWA, Basel III capital and Basel III liquidity ratios Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are Swiss SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 96 of the 2Q15 financial report. Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB, unless otherwise stated. Refer to the “Capital Management” section in the 2Q15 financial report for more information. Currency translation Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 19 Currency translation rates” in the 2Q15 financial report for more information. Rounding Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

This Form 6-K is hereby incorporated by reference into each of (1) the registration statement of UBS AG on Form F-3 (Registration Number 333-204908 and (2) the registration statements of UBS Group AG on Form S-8 (Registration Numbers
333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements; and also into (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: September 29, 2015